EXHIBIT 1
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NEWS RELEASE

NOVEMBER 21, 2002


ARC ENERGY TRUST CONFIRMS DECEMBER 16, 2002 CASH DISTRIBUTION AMOUNT
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CALGARY, NOVEMBER 21, 2002 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
confirms that the cash distribution to be paid on December 16, 2002 in respect of November production, for unitholders of record on November 30, 2002 will be $0.13 per trust unit. The ex-distribution date is November 27, 2002.

As at November 15, 2002, the Trust's trailing twelve-month cash distributions total CAD $1.60 per trust unit, providing a trailing twelve-month cash on cash yield of approximately 14%.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $1.7 billion. The Trust currently has an interest in oil and gas production of over 42,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer



        For further information about ARC Energy Trust, please visit our website WWW.ARCRESOURCES.COM or contact:

          Investor Relations, E-mail: arc_energy_trust@arcresources.com
           Telephone: (403) 503-6800              Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9